SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

TC BioPharm (Holdings) plc
(Name of Issuer)

ADSs / Ordinary Shares
(Title of Class of Securities)

87807D202

(CUSIP Number)

Thomas Nicholls

Renaissance Capital Partners Limited

42 Shad Thames

London SE1 2YD

United Kingdom

with a copy to:

John P. Crutcher, Esq.

Barton LLP

711 Third Avenue, 14th Floor

New York, New York 10017

(212-885-8858)

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

November 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 87807D202

1)	NAME OF REPORTING PERSON Renaissance Capital Partners Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 382,963[1]
	8)	SHARED VOTING POWER -0-
	9)	SOLE DISPOSITIVE POWER 382,963[1]
	10)	SHARED DISPOSITIVE POWER -0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,963[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
14)	TYPE OF REPORTING PERSON CO

[1]	Includes (a) Ordinary Shares and (b) warrants to purchase 246,129 Ordinary Shares, which warrants are exercisable within 60 days of the date of this Schedule.

CUSIP NO.: 87807D202

1)	NAME OF REPORTING PERSON Kenneth Edward Randall
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,008
	8)	SHARED VOTING POWER 382,963[2]
	9)	SOLE DISPOSITIVE POWER 2,008
	10)	SHARED DISPOSITIVE POWER 382,963[2]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,971[2]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
14)	TYPE OF REPORTING PERSON IN

[2]	Includes (a) Ordinary Shares and (b) warrants to purchase 246,129 Ordinary Shares, which warrants are exercisable within 60 days of the date of this Schedule.

CUSIP NO.: 87807D202

1)	NAME OF REPORTING PERSON Mark Edward Randall
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 9,952
	8)	SHARED VOTING POWER 382,963[3]
	9)	SOLE DISPOSITIVE POWER 9,952
	10)	SHARED DISPOSITIVE POWER 382,963[3]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,915[3]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33%
14)	TYPE OF REPORTING PERSON IN

[3]	Includes (a) Ordinary Shares and (b) warrants to purchase 246,129 Ordinary Shares, which warrants are exercisable within 60 days of the date of this Schedule.

CUSIP NO.: 87807D202

1)	NAME OF REPORTING PERSON Diana Elizabeth Randall
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER -0-
	8)	SHARED VOTING POWER 382,963[4]
	9)	SOLE DISPOSITIVE POWER -0-
	10)	SHARED DISPOSITIVE POWER 382,963[4]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,963[4]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
14)	TYPE OF REPORTING PERSON IN

[4]	Includes (a) Ordinary Shares and (b) warrants to purchase 246,129 Ordinary Shares, which warrants are exercisable within 60 days of the date of this Schedule.

Explanatory Note.

This Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission April 27, 2022 is being filed to reflect: (i) changes in the numerical presentation and characterization of ordinary shares beneficially owned, which changes resulted from an exchange on November 21, 2022 of previously held ordinary shares (represented by ADS CUSIP 87807D103) for new ordinary shares (represented by ADS CUSIP 87807D202), which exchange reflected, among other things, a 50:1 reverse split and change in par value, and (ii) the effect of an acquisition by RCP of 70,000 Ordinary Shares and Warrants exercisable for 140,000 Ordinary Shares. Capitalized terms used herein, and not defined herein, shall have the meanings given to such terms in the original 13D. The cover page of this Schedule 13D has been amended to reflect items (i) and (ii) above; in addition, Items 1, 3, and 5 are amended as follows:

ITEM 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the ordinary shares, £0.0001 par value and ADSs related thereto (together, the “Ordinary Shares”) and warrants for the purchase of Ordinary Shares (the “Warrants”) of TC BioPharm (Holdings) plc, a company formed in Scotland, under the Companies Act 2006 of the United Kingdom (the “Issuer”). The principal executive office of the Issuer is Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom.

For trading purposes of the Ordinary Shares on The NASDAQ Stock Market in the United States, the Issuer entered into an agreement with Bank of New York Mellon, as depository, to permit holders of Ordinary Shares to convert their Ordinary Shares into American Depositary Shares. The current conversion rate is one for one.

ITEM 3. Source and Amount of Funds and Other Consideration.

(a)	RCP purchased with working capital, on November 30, 2022, through a private placement, 70,000 Ordinary Shares and Warrants exercisable for the purchase of 140,000 Ordinary Shares. The purchase price for each Ordinary Share and two Warrants was US$5.00.

ITEM 5. Interests in Securities of the Issuer

(a)	The Reporting Persons beneficial ownership is as follows (for purposes of percentage calculations, the total number of outstanding shares includes 949,958 shares as reported by the Issuer, plus the exercise of 246,129 Warrants held by RCP):

i.	RCP directly owns an aggregate of 382,963 Ordinary Shares (which aggregate treats RCP’s Warrants as having been exercised), representing 32% of the Issuer’s Ordinary Shares.

ii.	Kenneth Edward Randall beneficially owns an aggregate of 384,971 Ordinary Shares, representing 32% of the Issuer’s Ordinary Shares, which aggregate is comprised of 2,008 shares held directly and a shared interest in the RCP ownership set forth above.

iii.	Mark Edward Randall beneficially owns an aggregate of 392,915 Ordinary Shares, representing 33% of the Issuer’s Ordinary Shares, which aggregate is comprised of 9,952 shares held directly and a shared interest in the RCP ownership set forth above.

iv.	Diana Elizabeth Randall beneficially owns an aggregate of 382,963 Ordinary Shares, representing 32% of the Issuer’s Ordinary Shares, which aggregate is comprised solely of Ms. Randall’s shared interest in the RCP ownership set forth above.

(b)	The Reporting Persons have power to vote or to dispose of Ordinary Shares as follows:

i.	RCP has sole power to vote and to dispose of 382,963 Ordinary Shares (assuming exercise of 246,129 Warrants); RCP has sole power to vote and dispose of 136,834 Ordinary Shares (assuming no exercise of Warrants).

ii.	Kenneth Edward Randall has sole power to vote and to dispose of 2,008 Ordinary Shares; Additionally, Mr. Randall has shared power to vote and to dispose of 382,963 Ordinary Shares held by RCP (assuming exercise of Warrants).

iii.	Mark Edward Randall has sole power to vote and to dispose of 9,952 Ordinary Shares; Additionally, Mr. Randall has shared power to vote and to dispose of 382,963 Ordinary Shares held by RCP (assuming exercise of Warrants).

iv.	Diana Elizabeth Randall has sole power to vote and to dispose of -0- Ordinary Shares; Mrs. Randall has shared power to vote and to dispose of 382,963 Ordinary Shares held by RCP.

(c)	The following transactions relating to the Ordinary Shares have occurred within the past 60 days:

i.	RCP purchased with working capital, on November 30, 2022, through a private placement, 70,000 Ordinary Shares and Warrants exercisable for the purchase of 140,000 Ordinary Shares. The purchase price for each Ordinary Share and two Warrants was US$5.00.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 11, 2023

Renaissance Capital Partners Limited

/s/ Thomas Nicholls
Thomas Nicholls
Chief Financial Officer

Kenneth Edward Randall

/s/ Kenneth Edward Randall
Kenneth Edward Randall

Mark Edward Randall

/s/ Mark Edward Randall
Mark Edward Randall

Diana Edward Randall

/s/ Diana Edward Randall
Diana Edward Randall